FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated May 16, 2011

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Market Value
R$ 26.9 billion
US$16.6 billion

Dear Shareholders

BRF – Brasil Foods S.A. (BM&FBOVESPA: BRFS3 and NYSE: BRFS) first quarter 2011 financial results reflect a good performance thanks to the efforts at all the company’s business units as well as the capture of synergies which have already been incorporated since the anti-trust authority (CADE) gave us a degree of flexibility.

Net sales reached R$ 6.0 billion, a year-on-year growth of 19.3%, resulting in gross profit of R$ 1.5 billion, 37.4% higher, with a gross margin of 25.7%. EBITDA reached R$ 816.4 million, equivalent to a record EBITDA margin of 13.6%, reflecting a gain of 480 basis points.  Net profit was 527.4% higher, amounting to R$ 383.5 million, representing a net margin of 6.4%.

This good operating result for 1Q11 was driven by the following factors: (i) successful strategy for the acquisition of inputs in a trading  environment of higher commodity prices, offsetting the specific effects in the quarter, (ii) better management of the Company’s cost and expenses, (iii) continuing capture of synergies in areas authorized by the anti-trust agency and (iv) better performance in the export market, the division which most contributed to the  4.8 percentage point improvement in EBITDA margin.

Demand in the Brazilian market remains positive for food due to the favorable macroeconomic environment which is benefiting growth in the sale of processed products and consequently, improved profitability. Although representing a smaller relative share, the market for in-natura meat also reported a good performance.

On the external front, improved demand was an important factor in restoring profitability to historical levels, also supported by joint operations between BRF and Sadia.

Prices
BRFS3 R$ 30.83
BRFS US$ 19.09

Shares:
872,473,246
Common

Basis: 03/31/11

Conference Call

Date: 05/16/2011

12:00 p.m.
Portuguese
1:30 p.m. English
Brazilian Time

Telephones:
USA: 1 888 7000802
Other: 1 786 9246977

IR Contacts

Leopoldo Viriato
Saboya
CFO and IRO

Elcio Ito
Financial and IR
Director

Edina Biava
IR Manager

55 11 23225061

ações@brasilfoods.com

www.brasilfoods.com/ir

1

In addition, Fitch Ratings assigned an investment grade rating to BRF, this being instrumental in providing the company with greater  opportunity, visibility and ease of investor access and thus confirming the strategic focus of a world class company.

We are leading a new cycle of company growth within the limits laid down by the Transaction Reversibility Preservation Agreement (Apro) while we await a final decision from the Administrative Council for Economic Defense (CADE) on the merger.

During this transition period, we are continuing to grow in both domestic and export markets with efficiency, gaining in scale and profitability, as well as implementing our long-term strategic plan – BRF 15. In accordance with this strategic plan, we continue alert to the opportunities in the global food market in alignment with our strategy and confident in the world tendency for growth in the demand for our products.

São Paulo, May 2011.

José Antonio do Prado Fay Chief Executive Officer

Luiz Fernando Furlan Co-Chairman of the Board of Directors		Nildemar Secches Co-Chairman of the Board of Directors

2

FINANCIAL INFORMATION - 1Q 2011

        Net sales totaled R$ 6.0 billion, a growth of 19.3%, result of the good performance reported for both the domestic and export markets.

        Sales volumes of meats, dairy products and other processed products amounted 1.4 million tons, 6.2% higher, the domestic market spearheading this demand.

        Gross profits amounted to R$ 1.5 billion, a 37.4% increase.

        EBITDA reached R$ 816.4 million, an 83.8% higher than the first quarter in 2010, on the back of the good performance in our chosen markets and the incorporation of the first phase in the capture of synergies - this despite the pressure on costs of corn and soybean prices in the period.

        Net income was R$ 383.5 million against a result of R$ 61.1 million posted in 1Q10, a reflection of the excellent operational performance.

        Financial trading volume in the Company’s shares reached an average of US$ 62.3 million/day for the year, 37% better than 1Q10.

HIGHLIGHTS - R$ Million	1Q11	1Q10	% Ch.

Net Sales	6,020	5,047	19
Domestic Market	3,592	2,985	20
Exports	2,428	2,062	18
Gross Profit	1,546	1,125	37
Gross Margin	25.7%	22.3%	340 bps
EBIT	525	211	149
Net Income	383	61	527
Net Margin	6.4%	1.2%	520 bps
EBITDA	816	444	84
EBITDA Margin	13.6%	8.8%	480 bps
Earnings per Share (1)	0.44	0.07	527

(1) Consolidated earnings per share (in R$), excluding treasury shares and considering the split stock (april/2010)

(The variations commented in this report are comparisons with the 1st quarter 2011 in relation to the 1st quarter 2010. Sadia’s results have been incorporated since July 2009. Consequently, all the Company’s results are fully consolidated).

3

SECTORAL PERFORMANCE

Global Economy – During 1Q11, the rate of growth in the world economy remained very close to that registered at the end of 2010, driven mainly by emerging market countries. One of the prime concerns during the period was inflation due to energy and foodstuffs costs increase. In this context, the central banks of Europe as well as countries such as China, India, Russia, Brazil and Chile all embarked on a process of monetary tightening.

Exports – Export volumes of Brazilian chicken meat during 1Q11 was 10.7% higher than for the same period last year. Physical shipments of pork and beef were down 2% and 16.6% respectively, on the same comparative basis. Average export prices rose significantly for these three segments (18% for chicken meat, 13% for pork and 39% in the case of beef) when compared with 1Q11 against 1Q10. As a result export revenues were higher than those registered in the first three months of 2010 - 31% for chicken meat, 11% for pork and 16%, beef.

Domestic Economy – Macro-prudential measures adopted by the outgoing government towards the end of 2010 combined with increases in the basic Selic interest rate in the first quarter of this year provoked the first signs of moderation in the rhythm of expansion of the Brazilian economy. The main concern of the new government was also to take steps towards countering high inflation rates driven by commodity prices, monitored prices (urban transportation, principally) and services (education, health, etc). Nevertheless, the consumer confidence index remained at a positive level in March (120.1 according to the São Paulo Commercial Association - ACSP) while the unemployment rate was 6.5% in March this year, below the 7.6% reported in March 2010 and thus keeping consumer optimistic.

Raw Materials – Between January and March 2011, average domestic corn prices were 69% higher than 1Q10, a similar trend being seen in average soybean prices (32%). Both commodities also registered increases of 10% and 1% respectively between 4Q10 and 1Q11, these increases similarly driven by the appreciation in the Real, the rise in oil prices, the tightening in the supply-demand binomial and excessive liquidity due to reduced rates of interest.

4

INVESTMENTS AND PROJECTS

Investments during the quarter amounted to R$ 278.1 million and were directed to projects involving improvements, replacements and productivity including investments in breeder stock amounting to R$ 109.3 million.  Important to note that investments are currently restricted while a ruling from CADE is pending.

The principal investments involved the units of Santa Catarina, Paraná, Rio Grande do Sul and the Midwest, as well as investments in the logistics and the supply chain.

Hog slaughtering operations under the agreement signed with Cooperativa Coopercampos of Santa Catarina are scheduled to begin in 2Q11 with the focus on pork exports.

Investments

1Q11: R$168.8 million

5

OPERATING PERFORMANCE

Production

Meat production recorded output 8% higher than the same period in 2010. The dairy product operation posted a growth of 13% and an even greater increase for UHT milk products.

PRODUCTION	1Q11	1Q10	Ch. %

Poultry Slaughter (million heads)	426	385	11
Pork / Cattle Slaughter (thousand heads)	2,650	2,526	5
Production (thousand tons)			-
Meats	1,011	941	8
Dairy Products	283	251	13
Other Processed Products	111	107	3
Feed and Premix (thousand tons)	2,682	2,599	3

Domestic Market

Net sales totaled R$ 3.6 billion, 20.4% higher than in 1Q10. The highlight for the quarter was in processed products which recorded growth of 16.8% with good profitability. The good first quarter performance confirms the capacity of our brands to hold their margins despite sharp increases in costs, principally those of grains. The markets for in-natura products remained strong with healthy margins.

The Company also reported an outstanding result in the Food Services businesses where there was a 28.4% increase in sales in relation to last year, the focus being on the growth in processed products and Global Accounts and above the market as a whole. Such a consistent performance was supported in the domestic market by the increase in disposable incomes and by increased food consumption in the away-from- home segment, driven by demand from the emerging class C population grouping. This performance was reflected in margins sustained at significant levels.

Meats – With sales rising 27.5%, volumes up 10.7% with a good improvement in sales mix and higher average prices, the highlights in this segment were a better processed product mix and an increase in the relative participation of in-natura sales of poultry and pork meats, more especially in the form of special cuts.

Dairy Products – Dairy product volumes were 8.7% higher while sales revenue was up by 16.2% against average prices 6.9% higher. Even though sales performance improved, prices paid by industry to producers pushed costs, and then the margins.

6

Other processed products – With sales 1.2% up and volumes down 6.7%, the other processed products segment turned in an adequate performance, principally in the case of pastas, pizzas and margarines.

	THOUSAND TONS				R$ MILLION

Domestic Market	1Q11	1Q10	Ch. %	1Q11	1Q10	Ch. %

Meats	456	412	11	2,360	1,850	28
In Natura	102	83	23	546	362	51
Poultry	68	49	38	331	185	78
Pork/Beef	34	33	1	215	177	21
Elaborated/Processed (meats)	355	330	8	1,814	1,488	22
Dairy Products	280	257	9	628	540	16
Milk	226	207	10	432	370	17
Dairy Products/Juice/Others	53	51	5	196	171	15
Other Processed	100	108	(7)	471	466	1
Soybean Products/ Others	143	92	56	133	129	4
Total	980	869	13	3,592	2,985	20
Processed	508	488	4	2,481	2,124	17
% Total Sales	52	56		69	71

Market Share - %

By Volume

* A methodological change was made in the AC Nielsen database in 2010 preventing comparison with the historical data.

Source:  AC Nielsen

Marketing – The campaign run to broaden the Sadia brand’s international footprint among Brazilian consumers was very well accepted, serving to further consolidate the name. The Perdigão brand’s “One heart only” campaign gives the opportunity for corporate areas to relate directly with the client. The Batavo brand launched its refrigerator award campaign jointly with the launch of various dairy product lines, especially the Naturis line.

7

Exports

The international operation reported an excellent recovery in performance in 1Q11, despite the substantial increase in costs and the appreciation in the Real against the US dollar. Measures were taken in the direction of introducing more robust internal measures based on the structuring of an initiative for standardizing all the overseas offices and operations.

Export revenue increased 17.7%, to R$ 2.4 billion on a volume of 549.9 thousand tons (up 4%).

Meats – World demand for protein continued intense during 1Q11, largely due to the gradual recovery in the leading economies and the increasing importance of emerging powers such as China and South Africa. During the period, there were some shortfalls in production in several producing countries which further strengthened demand for Brazilian meat. As a result, and in spite of unfavorable exchange rates and grain prices, the Company was successfully able to implement its principal commercial initiatives, ensuring above expected returns.

Meat exports reached R$ 2.4 billion, 18.3% greater, with volumes 3.7% up on the year and average prices 14% more in Reais. In the food service segment, global accounts reported growth in consumption in such markets as the Middle East and Japan.

	THOUSAND TONS			R$ MILLION
EXPORTS	1Q11	1Q10	Ch. %	1Q11	1Q10	Ch. %

Meats	546	527	4	2,416	2,043	18
In Natura	471	443	6	2,023	1,645	23
Poultry	409	376	9	1,664	1,305	27
Pork/Beef	62	67	(7)	359	340	6
Elaborated/Processed (meats)	76	84	(10)	394	398	(1)
Dairy Products	0	1	-	0	5	-
Milk	0	0	-	0	1	-
Dairy Products/Juice/Others	0	1	-	0	4	-
Other Processed	4	1	239	12	15	(17)
Total	550	529	4	2,428	2,063	18
Processed	79	85	(7)	406	417	(3)
% Total Sales	14	16		17	20

During the quarter the leading markets performed as follows:

      Europe – Just as in Brazil, grain costs are affecting European production (and consequently an increase in local product prices). This to a degree favors our activity in this market by allowing a consistent increase in prices. Since the beginning of the year, the focus has been on the qualification of the portfolio and the improvement in services rendered to our clients in the Industry segment. Results at Plusfood were satisfactory with market repositioning and management reorganization.

8

      Middle East – The political situation in the region following the outbreak of several internal insurrections recommended some precaution although we have experienced no significant problems of an operational nature with our clients. Inventory in the region has been in equilibrium since 2H10 and demand strong and expected to be especially the case as from 2Q11 due to shipments to supply the Ramadan period when traditionally consumption rises. It is worth pointing out  that among the specific objectives in the region, the Company is seeking to increasingly consolidate its brands, upgrade activities as a local distributor and continually improve our Halal slaughtering practices, fundamental if we are to export to Islamic countries.

      Far East – BRF’s Rio Verde-GO industrial unit was approved for exports of pork to China, the largest market in the world for this meat, and the plant is now awaiting the appropriate certification. Additionally, our business in the Japanese market was unaffected in the period in spite of all the problems in the aftermath of the earthquake and tsunami.

      Eurasia – Efforts are being channeled towards consolidating local distribution, increasing the participation of elaborated products in line with the Company’s general guideline for adding value in each chosen market. The issue of Russian trade embargoes on some processing plants could reduce the profitability of this market in 2Q11.

      Africa, Americas and other countries – The Company has made an effort to adjust its product portfolio to the needs of this market, also endeavoring to find solutions for developing the sale of accessible processed products. The development of closer relations with the leading distributors in the region has also been pursued relentlessly by the Johannesburg office. In the Americas, BRF is standardizing all operational procedures of its proprietary distribution operations (Argentina, Uruguay, Chile and Peru), so reinforcing the current distribution model.

9

Exports by Region

 (% net export revenue)

10

ECONOMIC AND FINANCIAL PERFORMANCE

Net Sales –  With a growth of 19%, net sales reached R$ 6.0 billion in the quarter, driven by good domestic market performance and by exports.

Breakdown in Net Sales – (%)

Net operating revenue by market – (%)

Cost of Sales –Selling costs increased 14.1% to R$ 4.5 billion and less than the growth in revenue thanks to the successful strategy of acquiring inputs – thereby offsetting the impacts of raw material costs on results – improvement in the management of costs and expenses in addition to the synergies captured in areas permitted by the anti-trust authority, especially in the supply chain.

While the costs of the principal raw materials, corn and soybeans were respectively 68.5% and 32.1% higher due to market conditions, synergies which we were authorized to capture, particularly in relation to the supply chain, contributed to the cost of sales line.

11

Gross Profit and Gross Margin – Gross Profit totaled R$ 1.5 billion, 37% more than 1Q10, reflecting a gain of 340 basis points in operating margin from 22.3% to 25.7% of Net Sales.

These results were possible thanks to an improvement in operating performance, principally in the export market and from gains in synergy – mitigating cost pressure from commodities.

Operating Expenses – Operating expenses before other results and equity income were 9.8% greater – representing a reduction from 17.0% to 15.6% of Net Sales.

Selling expenses totaled R$ 854.9 million, an increase of 140 basis points.  In spite of the 20.5% increase in fixed expenses, variable expenses fell 2.7% following negotiations involving maritime transportation.

On the other hand, administrative expenses registered R$ 84.1 million, a year-on-year increase of 25.2% reflecting operating expenses with the implementation of IT systems, payment of consultancies for merger and due to necessary adjustments in structure in accordance with company requirements.

Other Operating Results – The amount of R$ 83.6 million for other operating results against the R$ 60.6 million in the preceding year reflects principally costs of idle capacity and due to the pre-operational phase of the new industrial units in Bom Conselho-PE, Lucas do Rio Verde-MT, Mineiros-GO and Três de Maio-RS. Additionally, profit sharing overheads are included in this account in line with IFRS requirements.

Operating Profit and Margin – The operating result was R$ 525.0 million against R$ 210.6 million in the same period in 2010, a 149.3% improvement on the back of the excellent performance recorded. As a percentage of Net Sales, the Company posted a margin of 8.7% against 4.2% in 1Q10.

Financial – Financial expenses amounted to R$ 52.3 million against R$ 151.8 million, a decline of 65.5% due to the lengthening of short-term debt and corresponding to an average reduction in interest rates as well as a  function of results obtained from wholly-owned subsidiaries. Significant reductions in net currency exposure have been possible thanks to the use of non-derivative instruments (currency denominated debt) for  foreign exchange protection in line with hedge accounting standards, generating substantial benefits through the matching  of currency liabilities with export shipments. As a result of this process, there has been a reduction in the volatility of financial expenses on a monthly basis. BRF’s net debt registered an increase from R$ 3.6 billion to R$ 3.8 billion.

12

Debt Profile

		03.31.2011		03.31.2010
DEBT - R$ MILLION	CURRENT	NONCURRENT	TOTAL	TOTAL	% Ch.

Local Currency	1,555	1,544	3,099	3,216	(4)
Foreing Currency	683	3,543	4,226	3,970	6
Gross Debt	2,238	5,087	7,325	7,187	2
Cash Investments
Local Currency	1,048	64	1,113	1,059	5
Foreing Currency	2,272	127	2,399	2,493	(4)
Total Cash Investments	3,320	191	3,511	3,552	(1)
Net Accounting Debt	(1,082)	4,896	3,814	3,634	5
Exchange Rate Exposure - US$ Million			(158)	76	-

Income Tax and Social Contribution – Quarterly income tax and social contribution totaled R$ 86 million, representing 18.2% of the corporate tax base. In 1Q10, income tax and social contribution corresponded to a positive R$ 2.3 million due to weaker results posted for that period in the light of export market conditions.

Net Income and Net Margin – Net income of R$ 383.5 million was 527.4% higher, principally due to the results from both domestic and export markets as well as the capture and implementation of synergies with the accompanying reduction in costs and expenses.

EBITDA – Operating profits in the form of EBITDA (earnings before financial expenses, taxes and depreciations) was R$ 816.4 million, 83.8% higher. This increase in the profitability from operations is a reflection of good domestic market performance, an improving international market and the capture of synergies which accounted for a net R$ 62 million in 1Q11.

With this improvement in performance, the Company was able to report an increase of 480 basis points in the EBITDA margin from 8.8% to 13.6% in the quarter, 102 basis points of this corresponding to synergies achieved in 1Q11.

13

Breakdown of Ebitda

EBITDA - R$ Million	1Q11	1Q10	% Ch.

Net Income	383	61	527
Non Controlling Shareholders	3	(0)	-
Income Tax and Social Contribution	86	(2)	-
Net Financial	52	152	(66)
Equity Accounting and Other Operating Result	71	53	34
Depreciation and Amortization	220	180	22
= EBITDA	816	444	84

Quarterly EBITDA – R$ million

Shareholders’ Equity – Shareholders’ Equity as at March 31 2011 was R$ 14.0 billion against R$ 13.6 billion on December 31 2010, a 2.8% increase and reflecting in an 11.2% return on annualized investment.

Combination of the Businesses – The accounting and fiscal treatment given to the association agreement was measured in line with the prevailing practices with allocation either to fixed assets or long-term assets, under the “Intangible” item and to be subject to annual evaluation using the impairment test (non- recoverability).

IFRS – BRF has adapted its procedures in full for evaluation of balance sheet items, changes in requirements for disclosure of information, and analysis of the economic essence of the transition to IFRS rules, in accordance with Brazilian accounting pronouncements – CPCs.

14

STOCK MARKET

Performance	1Q11	1Q10

Share price - R$*	30.83	23.95
Traded Shares (Volume) - Millions	132.9	148.5
Performance	12.8%	5.6%
Bovespa Index	(1.0%)	2.6%
IGC (Brazil Corp. Gov. Index)	(1.1%)	2.4%
ISE (Corp. Sustainability Index)	4.7%	0.7%

Share price - US$*	19.09	13.74
Traded Shares (Volume) - Millions	88.7	65.0
Performance	13.1%	4.9%
Dow Jones Index	6.4%	4.1%

* Closing Price

Performance

The Company’s shares and ADRs outperformed the leading stock indices, the shares reporting a growth of 12.8% and the ADRs, 13%. The average daily financial volume traded on the BMF&Bovespa and the NYSE – New York Stock Exchange amounted to US$ 62.3 million in the quarter, equivalent to a 37% increase.

Share Performance

15

ADR Performance

Financial Traded Volume – 1Q11

Average US$ 62.3 million /day – 37% higher

Stock Split – The Annual and Extraordinary General Shareholders’ Meeting of March 31 2010 approved a stock split in the proportion of 100% with the issue of 1 new share for each existing share. The meeting also approved the change in the ADR (American Depositary Receipts) program, adjusting these securities on the same proportional basis, one share corresponding to one ADR.

16

SOCIAL BALANCE

Social Balance

BRF has a labor force of more than one hundred thousand working in the productive and commercial units and corporate divisions. The Company seeks to provide the most appropriate and safe occupational conditions for its employees through Safety, Health and Environment Management programs (SSMA) and career development schemes. We are also constantly pursuing a process of improvements in the quality of life of people as well as running several social outreach programs for the benefit of the communities in which we operate.

Stock Option Plan – Currently, the Company has 1,576,911 (one million, five hundred and seventy-six thousand, nine hundred and eleven) stock options granted to 35 executives with a maximum exercising validity of five years as established in the Compensation Plan Regulations approved by the AGM/EGM of March 31 2010.

Added Value – R$ million

Added Value Distribution	1Q11	1Q10	%Ch.

Human Resources	829	716	16
Taxes	936	766	22
Interest	277	567	(51)
Retention	383	61	527
Non-controlling shareholders	3	(0)	-
Total	2,429	2,110	15

17

CORPORATE GOVERNANCE

Rating – On April 6 2011, Fitch Ratings assigned a BBB- rating to BRF - Brasil Foods with a stable outlook. The classification of the rating of BRF as investment grade will allow greater opportunity, visibility and ease of access for investors, confirming the strategic focus of a world class company.

BRF also received revised ratings assigned by Standard & Poor´s (BB+) and Moody’s (Ba1) with a stable to positive Outlook.

Diffuse Control – Equal Rights

As at April 30 2011

Capital Stock – R$ 12.6 billion                      Number of Shares – 872,473,246

Management – On April 29 2011, the members of the Board of Directors were elected for a period of two years at the Annual and Extraordinary General Meeting at which shareholders representing 71.61% of the capital stock were represented. The meeting was held at the Company’s head office in Itajaí-SC and was transmitted to investors at the corporate offices in São Paulo. In addition to the election of the Board of Directors, the shareholders approved the Financial Statements for 2010 and elected the Fiscal Council/Audit Committee. The meeting was convened 30 days prior to the event, a Participation Instructions Manual being provided in addition to the other documentation pertinent to shareholders’ decisions.

18

Novo Mercado - BRF signed up to the BM&FBovespa’s Novo Mercado on April 12 2006 binding it to settle disputes through the Arbitration Panel according to the arbitration clause written into its bylaws and regulations.

Risk Management - BRF and its subsidiaries adopt a series of previously structured measures for maintaining the risks inherent to its businesses under rigorous control, details of which are shown in explanatory note 4 of the Financial Statements. Risks involving the markets in which the Company operates, sanitary controls, grains, nutritional safety and environmental protection, as well as internal controls and financial risks are all monitored.

Independent Audit – No disbursements of consultancy fees were made to the independent auditors during the period. The engagement of these services requires prior Board approval and adheres to the rules and restrictions established by the legislation, conditional on this not undermining the independence and objectivity of our auditors. The Company’s financial information shown herein is in accordance with accounting practices adopted in Brazil and is an integral part of the audited financial statements. Non-financial information as well as other operating information has not been subject to auditing on the part of our independent auditors.

Pursuant to CVM Instruction 480/09 at a meeting on May 13, 2011, the Board of Executive Officers declares it has discussed, reviewed and agreed both the opinions expressed in the report of the independent auditors and also the financial statements for the quarter ending on March 31 2011.

CADE - The Association Agreement has been submitted for the examination of the Administrative Council for Economic Defense – CADE. During the period in which the Brazilian anti-trust authorities are examining the Agreement, BRF and Sadia may be subject to certain specific commitments agreed with these authorities and designed to maintain the status quo in market conditions.

19

ATTACHMENT I

Balance Sheet - R$ Million	03.31.2011	12.31.2010	Ch. %

Assets	27,895	27,751	0.5
Current Assets	10,226	10,021	2.1
Cash Equivalents	2,094	2,311	(9.4)
Financial Applications	1,226	1,032	18.8
Trade Accounts Receivable	2,402	2,607	(7.8)
Inventories	2,418	2,136	13.2
Biological Assets	972	901	7.9
Taxes Recoverable	728	696	4.6
Prepaid Expenses	21	17	26.4
Others Noncurrent Assets	365	322	13.5

Noncurrent Assets	17,669	17,730	(0.3)
Long Term Assets	4,302	4,399	(2.2)
Investments	20	17	14.3
Property, Plant and Equipment	9,105	9,066	0.4
Intangible	4,242	4,247	(0.1)

Liabilities	27,895	27,751	0.5
Current Liabilities	5,470	5,686	(3.8)
Payroll and related charges	127	133	(4.4)
Trade Accounts Payable	2,039	2,059	(1.0)
Tax Payable	171	211	(18.8)
Short- Term Debt	2,246	2,228	0.8
Other Current Liabilities	450	736	(38.8)
Provisions	437	319	36.8

Non- Current Liabilities	8,402	8,429	(0.3)
Short- Term Debt	5,087	4,975	2.2
Other Non- Current Liabilities	458	490	(6.5)
Deferred Income Tax	1,675	1,636	2.4
Provisions	1,182	1,328	(11.0)

Shareholders' Equity	14,023	13,636	2.8
Capital Stock Restated	12,460	12,460	-
Reserves/Accumulated earnings	1,520	1,134	34.0
Other Results	32	35	(6.2)
Treasury Shares	(1)	(1)	(3.4)
Non Controlling Shareholders	11	8	41.0

20

ATTACHMENT II

Income Statement - R$ Million	1Q11	1Q10	Ch. %

Net Sales	6,020	5,047	19
Domestic Market	3,592	2,984	20
Exports	2,428	2,062	18
Cost of Sales	(4,475)	(3,923)	14
Gross Profit	1,546	1,125	37
Operating Expenses	(1,021)	(915)	12
Sales	(855)	(788)	8
General and administrative	(84)	(67)	25
Other Operating Results	(84)	(61)	38
Equity Accounting	2	2	9
Financial Expenses, net	(52)	(152)	(66)
Income Before Financial Exp. and Other Results	472	58	710
Income Tax and Social Contribution	(86)	2	-
Non-Controlling shareholders	(3)	0	-
Net Income	383	61	531
EBITDA	816	444	84

All forward-looking statements contained in this report regarding the Company’s business prospects, projected results and the potential growth of its businesses are mere forecasts based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to change.

The merger between BRF and Sadia is currently the subject of examination by the Brazilian Anti-Trust Authorities and its implementation depends on the approval of CADE. On July7 2009 an agreement was signed with CADE (APRO - Transaction Reversibility Preservation Agreement) which guarantees the reversibility of the operation, authorizes the preparation of studies of synergies and the adoption of joint management initiatives with respect to treasury activity, export market, in natura meat, in the domestic market and acquisition of raw-material and services.

BRF is one of the biggest food companies in Latin America, and one of the largest meat processing companies in the world, exporting for more than 110 countries.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   May 16, 2011

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director